Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211

913-663-2310 fax 913-663-2239

January 15, 2009

Karl Hiller, Branch Chief

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:

Empire Energy Corporation International

Form 10-KSB for Fiscal Year Ended December 31, 2007

Filed April 9, 2008

Response Dated November 10, 2008

File No. 1-10077

Dear Mr. Hiller:

We have reviewed your comments sent December 11, 2008 regarding the financial statements included in our recent filings and are returning our written responses.  We look forward to any additional comments you may have and look forward to working with you to meet our disclosure requirements and enhance the overall disclosure in our filings.

Your comments and our responses are as follows:

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Financial Statements

Audit Report, page 35

1.

We have read your response to prior comment 1 and the language your auditors have proposed for the introductory paragraph of their opinion, now indicating that your financial statements through June 30, 2002, and for the cumulative period from March 15, 1995 through December 31, 2007, are unaudited. Since you are not presenting financial statements through June 30, 2002, please obtain a revised audit opinion which removes this reference, while retaining the language that clarifies that the entire cumulative period from the date of inception, March 15, 1995 through December 31, 2007, which you do present, is unaudited. Please also label the periods within your Statements of Stockholders’ Equity as necessary to differentiate audited and unaudited information.

Response:

We have removed both references in the Independent Audit Report to the December 31, 2002 date and labeled the periods within the Statements of Stockholders’ Equity to differentiate audited and unaudited information.

Note 8— Convertible Debentures and Notes Payable, page 56

2.

We have read your response to prior comment 4, regarding the 2006 loan from Wind City and the 2007 sale of Zeehan Zinc shares; and see that you are proposing some changes to your financial statements. However, in the draft amendment you continue to report the $2,655,000 gain on the 2007 sale of your Zeehan Zinc shares in both the 2006 section of your Statements of Stockholders Equity as “Warrants Issued: Wind City put option,” and as “Value of Put Option” on the Balance Sheet; while eliminating the reversal of this entry in 2007, and removing the gain which had been recognized upon exercise of the put option and sale of Zeehan shares in your 2007 Statements of Operations.

Given your representation that the put option exercise price represented the fair value of the Zeehan Zinc shares in December 2006, also considering that the put option could not be exercised until January 2007, we do not see support for presenting the $2,655,000 amounts mentioned above in your 2006 financial statements. Given your representation, it also appears that you would need to recognize the $2,655,000 gain on the sale of the Zeehan Zinc shares in January 2007.

With respect to the warrants that you issued with the note payable to Wind City in December 2006, to acquire 60 million shares of your Class A common stock at $0.15 per share, you stated that you calculated the value of these warrants, using the Black-Scholes Model, to be $250,000. Given that these were detachable warrants, it appears that you need to allocate the $4 million in loan proceeds received from Wind City between the loan and the warrants based on their relative fair values, in accordance with paragraph 16 of APB 14. Under this guidance, we would expect that the portion of the $4 million attributed to the warrants would be recorded in your Statements of Stockholders Equity in 2006; and that you would amortize the resulting discount on the loan over its term.

Response:

We will restate the December 31, 2006 financial statements to remove the asset “Value of Put Option” of $2,655,000 from the balance sheet, remove the same value from the Statement of Shareholders Equity and include description of this Zeehan share sale in the subsequent events note.  We will further include the $2,655,000 gain on this sale of Zeehan stock in results of operations for the year ended December 31, 2007 when the sale was completed.  Accordingly, the value of the Zeehan shares will be reported on the balance sheet at December 31, 2006 on the cost basis and the gain on the sale of the Zeehan shares will be recorded in the statement of operations in 2007 when the sale is executed.

With respect to the warrants that we issued with the note payable to Wind City in December 2006 to acquire 60 million shares of our Class A common stock at $0.15 per share, we calculated the value of these warrants, using the Black-Scholes Model, to be $270,000.  We allocated the $4 million in loan proceeds received from Wind City between the loan and the warrants based on their relative fair values, in accordance with paragraph 16 of APB 14. Under this guidance, the portion of the $4 million attributed to the warrants of $250,000 is recorded in the Statements of Stockholders Equity in 2006; and we amortized the resulting discount on the loan to interest expense over the eighteen month term of the loan.   Amortization of $42,000 will be recorded each quarter until the fourth quarter of 2007 when the loan was fully paid and the remainder of the entire $250,000 discount was recorded to expense.

3.

We have read your response to prior comment 5, concerning the shares of Zehan Zinc that you borrowed and then sold during 2007. We understand from the schedule of transactions in Zeehan Zinc stock that you submitted with your response that you sold 7,641,407 shares of Zeehan Zinc stock in December 2007 at a net loss of $1,638,460, which includes $1,384,088 in transaction costs. Please tell us what this amount consists of and explain how it reconciles to the $600,000 long-term payable, which you say is the value of the 5,000,000 shares of common stock that you agreed to issue as a fee to borrow 9,000,000 shares of Zeehan Zinc in November 2007. Please also resolve this discrepancy in the draft disclosure revision that you submitted with your reply.

Response:

The transactions costs that total $1,384,088 had the following components:

Fees paid to intermediaries in cash, accrued as a current payable at 12/31/07

167,254

Fees paid to intermediaries in Empire shares, 4,766,667 shares issued in 2007

429,000

Fees paid to intermediaries in Empire shares, 1,000,000 shares accrued as a long-term payable at 12/31/07

20,000

Fees paid in Zeehan shares, 140,000 shares transferred in 2007

67,834

Fee to borrow Zeehan shares paid with 5,000,000 Empire shares, accrued as long-term payable at 12/31/07

600,000

Total expense of sale

1,384,088

We propose to include the following updated paragraph in the disclosure to resolve this discrepancy:

In December 2007, the company sold its interest of 7,641,403 common shares in Zeehan Zinc Limited. Proceeds of this sale were used to repay the $4,000,000 floating rate note payable to Wind City, Inc. that had been called for early redemption by the lender.  To comply with the timing required to complete the sale transaction and note repayment, and to provide additional working capital to the company, Empire borrowed 9,000,000 shares of Zeehan stock from two entities. A current director is a beneficiary of one entity and the current CEO and director could be a control person of the other entity. Empire agreed to pay a total of 7,000,000 Empire shares as compensation for this loan of Zeehan shares.  The 7,000,000 Empire shares were issued to one entity in 2008 and were valued at the market price at the time of the loan was made.  The value of 5,000,000 Empire shares, $600,000, was accrued as a long term payable at the time of the sale of the Zeehan shares and recorded as a cost of the sale of those shares.  The remaining 2,000,000 Empire shares were issued as compensation for unexpected processing delays in the return of the borrowed Zeehan shares and were recorded as an expense when the settlement agreement was made with the lender and the shares issued in 2008.  Further Empire issued a note payable to the other entity for $518,013, the proceeds of the sale of the remaining 1,359,597 Zeehan shares borrowed in excess of the shares owned by Empire. In addition to the $600,000 cost of borrowing shares mentioned above, the company recorded $784,088 additional costs to intermediaries for a total transaction cost of $1,384,088.  The additional costs were paid by transferring 140,000 Zeehan shares, issuing 4,766,667 Empire shares in 2007, issuing 1,000,000 Empire shares in 2008 and paying $167,254 in cash in 2008.

Note 12- Merger with Great South Land Minerals Limited and Investment in Zeehan Zinc Limited, page 61

Acquisition of Pacific Rim Foods, Ltd.. page 61

4.

We have read your response to prior comment 7 in which you indicate that your voting agreement with a related party shareholder allows you to maintain voting control over Pacific Rim Foods even though your direct interest in Pacific Rim Foods is only 45% and 47% as of December 31, 2007 and December 31, 2006, respectively. Given that the voting agreement allows either party to terminate the agreement at any time with a ten day notice, without payment or consideration, it is unclear how you are able to regard the voting agreement as substantive. As we understand the arrangement, you may vote the shares only as long as the counterparty agrees with your intentions.

We would like you to consider an analogy under EITF 04-5, which describes how a presumption of control is diminished by the presence of kick-out rights. Under this guidance, a general partner is presumed to control a partnership, regardless of their ownership interest, unless the limited partners are able to remove the general partner by exercising kick-out rights. In other words, the general partner is not regarded as controlling the partnership if the limited partners have the ability to intercede and remove the general partner from its role by exercising kick-out rights.

In your situation, it appears that the ten-day termination clause may be analogous to the kick-out rights described in the aforementioned guidance. Tell us if you have additional information that you believe would support an alternate view. Please also clarify whether you have any economic interest in Pacific Rim Foods that would represent the interest of a primary beneficiary under F1N46(R).

Response:

We would distinguish the general partner kick-out rights comparison since the Empire interest is substantial and remains the largest single interest in Pacific Rim.  Cancellation of the voting agreement would not by itself establish another control entity similar to a general partner.  While the ten days is a short period, it is enough time to engage a change in management if that were deemed appropriate, or to engage other minority investors.  Further, the voting agreement is with a director, a related party and has been in place over two years.  The voting agreement was established with advice of legal counsel and we believe it adequate to establish control, however Empire also qualifies as a primary beneficiary.

The intent at the time of creation of Pacific Rim in 2006 was that it be controlled by and consolidated with Empire.  Further it would work to the benefit of Empire with significant incentive to the manager of Pacific Rim and without risk to that manager, who was and continues to be a director of Empire.  Accordingly, the organization was established with Empire providing substantially all initial capital and additional working capital in the form of a direct loan.  The initial capital was 9,000,000 shares of Empire common stock with a market value of $1,350,000. The additional loan for $300,000 provided working capital required to operate.  The manager and minority shareholder made no capital investment.  There was subsequent investment by other parties but not in an amount that exceeded the investment by Empire.  This imbalance in investment, in particular the additional cash loan provided to support operating losses is evidence that the minority shareholder (initially 49%) is “Lacking the obligation to absorb an entity’s expected losses” and evidence that Pacific Rim should be designated a Variable Interest Entity.

Empire has an equity interest and a creditor interest in Pacific Rim, which are variable interests.

Empire qualifies as the primary beneficiary since the minority shareholder and manager is a director of Empire meeting the standard of a defacto agent, (an officer, employee, or member of the governing board of the enterprise.)  His interest would be included with Empire’s to determine the primary beneficiary.

We believe this entity is properly consolidated.  We will change the description in the notes to describe the VIE and FIN46R qualification in addition to the voting agreement stipulation.

Technology License, page 62

5.

We note that you acquired a technology license from Batego Limited in June 2006 in exchange for 15,000,000 shares of your common stock with a value of $3,000,000 and 5,000,000 shares of your Zeehan Zinc stock with a value of $925,000. We also note that you cancelled this license agreement in June 2007, and all of these shares were returned to you. We see that upon this cancellation, you recorded the return of the shares at the same prices at which they were issued.

Please address the following points:

(a)

Tell us how you valued the technology license acquired in June 2006, and explain how you allocated this value to your shares and the shares of Zeehan Zinc.

(b)

Indicate how you determined the 15,000,000 shares issued were appropriately valued at $0.20 per share.

(c)

Explain how you determined that the value to be allocated to the 5,000,000 shares of Zeehan Zinc stock issued to Batego would be less than their carrying value, indicate the date that you believe these shares actually became impaired, and tell us why the loss you recorded on the sale of these shares would not have indicated impairment of the remaining Zeehan Zinc shares that you owned.

(d)

Provide details about how you determined the value of the technology license on the date of the cancellation in June 2007 was equivalent to the value assigned when you first acquired the license one year earlier.

(e)

Identify the authoritative support that you relied upon in reporting the return of your shares and the Zeehan shares in June 2007 at the same price per share as the date they were issued, one year earlier, rather Than at the fair market value of the shares on the date of the transaction in June 2007.

Response:

(a)

The value of the license was determined by negotiation between the parties based on their individual evaluations of the potential for the technology and their individual evaluations of the value of the shares.  The numbers of shares and the stated values were included in the agreement.

(b)

The 15,000,000 Empire shares issued as part of this agreement were valued at $0.20 per share based on the market price at the time of the agreement.

(c)

The 5,000,000 Zeehan shares transferred as part of this agreement were recorded at the negotiated price stated in the license agreement.  We determined that this transaction should not establish a value for impairment of the remaining shares of Zeehan stock we owned because of the circumstances of the transaction.  The Zeehan shares were not traded on a public market.  The fundamental valuation of Zeehan indicated a value in excess of the carrying value of the Zeehan shares, but the Company agreed to transfer the shares at the lower negotiated price in order to obtain agreement and complete the negotiated transaction.

(d)

We recorded the cancellation of the license transaction as a reversal of the initial transaction since the cancellation returned the company to its original position.  All shares issued were returned at original value and the license was cancelled.  On further review, we determined the market value of the Zeehan shares and the Empire shares returned at the date the agreement was cancelled and determined a gain on the cancellation of the contract of $482,500 compared to $1,142,804 originally recorded.  Accordingly, this change required a reduction in the recorded cost of the Zeehan shares of $210,304 and an a reduction in the amount added to capital for the cancelled Empire shares of $450,000.  Additionally, the reduction in this recorded cost of the Zeehan shares would reduce the loss recorded when the Zeehan shares were sold in December 2007.

(e)

Refer to response to item (d).

Closing Comments

In connection with our responses to your comments, we acknowledge that:

*

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

*

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response is adequate to satisfy your comments.  Please contact us if further information or clarification is required.

Sincerely,

/s/ Mr. John Garrison

Mr. John Garrison

Chief Financial Officer

Empire Energy Corporation International

4500 College Blvd., Suite 240

Leawood, KS 66211